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                                                                    EXHIBIT 99.8

December 9, 1994

The Board of Directors
Magma Power Company
4365 Executive Drive
Suite 900
San Diego, CA 92121

Gentlemen:

You have requested that we confirm our oral opinion as to the fairness to the holders (other than California Energy Company, Inc. ("California Energy") and its affiliates) of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of Magma Power Company (the "Company") of the Cash Consideration and the Merger Consideration (as defined below) proposed to be paid by CE Acquisition Company, Inc. ("Purchaser"), a wholly owned subsidiary of California Energy, and California Energy in the Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of December 5, 1994 among California Energy, Purchaser and the Company (the "Merger Agreement").

The Merger Agreement provides for a tender offer for 12,400,000 Shares (the "Offer") pursuant to which Purchaser will pay $39.00 per Share in cash for each Share accepted (the "Cash Consideration"). The Merger Agreement further provides that following completion of the Offer, Purchaser will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by California Energy or Purchaser) will be converted into the right to receive, at the option of California Energy:

          (i) an amount in cash equal to the quotient of (A) $38.75 multiplied by the number of Shares outstanding at the effective time of the Merger (the "Effective Time"), less $39.00 multiplied by the number of Shares owned by California Energy and its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and its affiliates) (the "All Cash Component Amount"); or

          (ii) both (A) an amount in cash equal to the quotient of $28.50 multiplied by the number of Shares outstanding at the Effective Time, less $39.00 multiplied by the number of Shares owned by California Energy and its affiliates immediately prior to the Effective Time, divided by the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and its affiliates) (such amount, the "Mixed Cash Component Amount"),

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Magma Power Company
December 9, 1994
Page Two

          and (B) the number of shares of Common Stock, par value $0.0675 per share (the "California Energy Common Stock"), of California Energy equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount, divided by the average closing price (the "Average Closing Price") of California Energy Common Stock on the New York Stock Exchange during the 15 consecutive trading days ending the fifth business day prior to the Effective Time, provided, however, that if such average closing price exceeds $18.73, the Average Closing Price will be $18.73, and if such average closing price is less than $14.27, the Average Closing Price will be $14.27.

The consideration to be received by the holders of Shares in the Merger, under either the All Cash Component Amount or (ii) (A) and (ii) (B), collectively, as applicable, is referred to herein as the "Merger Consideration". The Cash Consideration and the Merger Consideration are collectively referred to herein as the "Consideration".

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to the Merger Agreement. In the course of the trading activities of Goldman, Sachs & Co. prior to our retention in connection with this matter, the Firm accumulated a long position of 60,100 Shares.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and California Energy for the five years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and California Energy; certain other communications from the Company and California Energy to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by the management of the Company; and certain internal financial analyses and forecasts for the Company and California Energy prepared by the management of California Energy. We also have held discussions with members of the senior managements of each of the Company and California Energy regarding the past and current business operations, financial condition and future prospects of their respective companies and as combined in the contemplated Merger. We have reviewed the reported price and trading activity for both the Shares and the California Energy Common Stock, compared certain financial and stock market information for the Company and California Energy, respectively, with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the independent power production industry specifically and in other industries generally and considered such other information, held such other discussions and performed such other studies and analyses as we considered appropriate.



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Magma Power Company
December 9, 1994
Page Three

We have relied without independent verification upon the accuracy and completeness of all of the financial information and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of either the Company or California Energy or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon and subject to the foregoing and such other matters as we considered relevant, we confirm our oral opinion that, as of December 5, 1994, the Cash Consideration and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, are fair to the holders of Shares receiving such Consideration (other than California Energy and its affiliates).

Very truly yours,